AMERICAN ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY COMPANIES
                      QUARTERLY REPORT PER REQUIREMENTS
                  OF HOLDING COMPANY ACT RELEASE NO. 26864
                  FOR THE QUARTER ENDED SEPTEMBER 30, 2003

1) Aggregate Investment, for which there is recourse to AEP Co., Inc., in Exempt Wholesale Generators (EWG) and Foreign Utility Companies (FUCO)
                            (in millions)

EWG Investment                        $  158
FUCO Investment                        1,566
                                      -------
Total Aggregate Investment
 in EWG's and FUCO's                  $1,724
                                      =======

Components of statement of aggregate investment in EWG and FUCO's are filed under confidential treatment pursuant to Rule 104(b).


2) Aggregate Investment as a Percentage of the Following Items

                                  (in millions)                          %

Total Capitalization                $22,978*                            7.5%
Net Utility Plant                    21,236                             8.1%
Total Assets                         36,079                             4.8%
Market Value of Common Equity        11,850                            14.5%

*Includes Long-term Debt Due Within One Year and Short-term Debt.


3)       Consolidated Capitalization Ratio
                  (in millions)                                 %

Short-term Debt                     $   443
Long-term Debt                       13,557*
                                    --------
  Total Debt                         14,000                   60.9%
                                    --------
Equity Unit Senior Notes                376                    1.6%
                                    --------
Preferred Stock Subject
         To Mandatory Redemption         83                    0.4%
                                    --------
Preferred Stock Not Subject
         To Mandatory Redemption         61                    0.3%
                                    --------
Common Stock                          2,626
Paid-in Capital                       4,184
Accumulated Other Comprehensive
 Income                                (745)
Retained Earnings                     2,393
                                    --------
  Total Common Equity                 8,458                   36.8%
                                    --------
Total Capitalization                $22,978                  100.0%
                                    ========

* Includes Long-term Debt Due Within One Year.


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        AMERICAN ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY COMPANIES
                      QUARTERLY REPORT PER REQUIREMENTS
                  OF HOLDING COMPANY ACT RELEASE NO. 26864
                  FOR THE QUARTER ENDED SEPTEMBER 30, 2003

4) Market-to-book Ratio of AEP Common Stock

Closing Market Price per Share                       $30.00
Book Value per Share                                 $21.41

Market-to-book Ratio of Common Stock                  140%


5)       Analysis of Growth in Retained Earnings

Statement of analysis of growth in retained earnings is filed under confidential treatment pursuant Rule 104(b).


6) Statement of Revenues and Net Income for each EWG and FUCO

Statement of revenues and net income for the following EWG's and FUCO's are filed under confidential treatment pursuant to Rule 104(b):

         Nanyang General Light Electric Co., Ltd.
         Pacific Hydro Ltd.
         AEP Energy Services Limited
         AEP Energy Services UK Generation Limited
         InterGen Denmark, Aps
         CSW Vale L.L.C.
         South Coast Power Limited
         Trent Wind Farm, Limited Partnership
         Desert Sky Wind Farm LP

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